Exhibit 99.2

PRESS RELEASE

For immediate release

NMG Discloses Annual General & Special Meeting Voting Results and Announces the Signature of Definitive Offtake Agreement with the Government of Canada

+	Appointment of the directors and adoption of all resolutions submitted to shareholders

+	Approval by NMG shareholders of private placement for an aggregate amount of approximately US$213M by Canada Growth Fund Inc., the Government of Québec via Investissement Québec and ENI International B.V.

+	Signature of the definitive offtake agreement with the Government of Canada

MONTRÉAL, CANADA, May 13, 2026 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) held its virtual Annual General and Special Meeting of Shareholders (the “Meeting”) today which was supplemented with a corporate presentation on market perspectives and on the Company’s development of the Phase-2 Matawinie Mine and the progress on the Bécancour Battery Material Plant project.

Eric Desaulniers, Founder, President, and CEO of NMG, declared: “We are very pleased with the signing of this binding offtake with the Government of Canada which, in combination with other offtakes already signed with Traxys and Panasonic Energy will allow for a healthy diversification of our sales mix by addressing the needs of key flake graphite markets, namely, the lithium-ion battery market, refractory bricks and specialty applications. We are especially proud to be part of the Government’s vision to maintain and broaden Canada’s leadership role in supplying our G7 allies which will surely translate over time into new business opportunities for NMG in support of our future growth. We’d also like to welcome to the Board the newly appointed experienced executive, Mr. Hubert T. Lacroix, as Director of NMG! I take this opportunity to thank again the other Directors who were re-elected today at the shareholders’ meeting for all their support and contribution to the Company’s sound governance.”

Daniel Buron, Chair of NMG, stated: “On behalf of the Board of Directors, I am pleased to welcome you as our newest Board member. Your experience, leadership, and perspective will be a valuable addition to our Board as we continue to guide and support the organization’s mission and strategic priorities. We are confident that your contributions will strengthen our discussions and decision-making processes.”

Matters Voted upon at the Meeting and Results

Shareholders adopted all resolutions submitted for their approval, including the private placements (collectively, the “Private Placements”) to the Government of Québec via Investissement Québec (“IQ”), Canada Growth Fund Inc. (“CGF”) and ENI International B.V. (“ENI”), in each case at a price of US$1.84 per common share in the capital of the Company (the “Common Shares”) as previously announced by the Company on April 9, 2026. The complete voting results for each item of business are as follows:

ELECTION OF DIRECTORS

Each of the eight nominees listed in the Company’s management information circular dated April 22, 2026 (the “Circular”) provided in connection with the Meeting were elected as directors of the Company.

Name of Nominees	Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
Daniel Buron	106,718,657	99.84%	171,599	0.16%
Eric Desaulniers	106,732,707	99.85%	157,549	0.15%
Paola Farnesi	106,677,140	99.80%	213,118	0.20%
Édith Jacques	106,680,678	99.80%	209,580	0.20%
Hubert T. Lacroix	106,717,867	99.84%	172,389	0.16%
Stéphane Leblanc	106,678,666	99.80%	211,592	0.20%
Nathalie Pilon	106,686,835	99.81%	204,423	0.19%
Chantal Sorel	106,666,952	99.79%	223,306	0.21%

Appointment and Compensation of pricewaterhouse coopers LLP as Auditor

PricewaterhouseCoopers LLP is appointed as the auditor of the Company to hold office until the close of the next annual meeting of the Company and the directors are authorized to set its compensation.

Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
112,664,827	99.86%	162,224	0.14%

PRIVATE PLACEMENTS, WARRANT AMENDMENTS AND NEW CONTROL PERSONS

The resolutions set out in Schedule “A”, “B”, “C”, “D” and “E” of the Circular related to the Private Placements, certain amendments to outstanding warrants of the Company to acquire Common Shares held by each of IQ and CGF and the authorization for IQ and/or CGF to hold more than 20% of the Common Shares issued and outstanding, on a non-diluted basis, are adopted with the following results:

	in Favor		Against
Resolutions	Votes	%	Votes	%
IQ private placement (as set out in Schedule “A” of the Circular)	80,927,383	99.60%	325,614	0.40%
CGF private placement (as set out in Schedule “B” of the Circular)	86,739,893	99.64%	309,093	0.36%
IQ, CGF and ENI private placement (as set out in Schedule “C” of the Circular)	61,061,612	99.43%	350,116	0.57%
Amendment of IQ and CGF warrants (as set out in Schedule “D” of the Circular)	61,050,925	99.41%	360,804	0.59%
Authorization for each of CGF and IQ to hold more than 20% of the Common Shares (as set out in Schedule “E” of the Circular)	61,045,160	99.40%	366,566	0.60%

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under NMG’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Warrant Amendments

As more fully set forth in the Circular, the Company intends to amend each of (a) the warrant certificate dated December 20, 2024 issued to CGF and representing warrants to purchase 19,841,269 Common Shares (the “CGF Warrants”) to (i) extend the expiry date of such CGF Warrants to December 20, 2030, and (ii) make certain additional housekeeping amendments and (b) the warrant certificate dated December 20, 2024 issued to IQ and representing warrants to purchase 19,841,269 Common Shares (the “IQ Warrants”) to (i) extend the expiry date of such IQ Warrants to December 20, 2030, and (ii) make certain additional housekeeping amendments. Each of the amended and restated warrant certificates in respect of each of the CGF Warrants and the IQ Warrants will be executed and come into effect on or about May 28, 2026 in accordance with section 608 of the TSX Company Manual. At the Meeting, shareholders have authorized the Company to issue Common Shares in accordance with the terms of the CGF Warrants and/or the IQ Warrants that would allow IQ and/or CGF to hold more than 20% of the Common Shares issued and outstanding (on a non-diluted basis).

Government of Canada Definitive Offtake Agreement

On the basis of the previously announced updated long-form term sheet, NMG and the Government of Canada, represented by Public Services and Procurement Canada (“PSPC”), have signed the definitive binding offtake agreement for the supply, storage and marketing of 30,000 tonnes per annum of graphite concentrate from the Company’s Phase 2 Matawinie Mine in Québec, Canada. The agreement covers a seven-year term as of the start of commercial production on a take-or-pay basis, with a North American fixed price and an upside-sharing mechanism where resale proceeds exceed the fixed price.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact
MEDIA	INVESTORS

Julie Paquet	Marc Jasmin
VP Communications & ESG Strategy	Director, Investor Relations
+1-450-757-8905 #140	+1-450-757-8905 #993
jpaquet@nmg.com	mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to the satisfaction of closing conditions with respect to the Private Placement, the Company’s ability to raise all funds needed to complete the Phase-2 Matawinie Mine, the expected use of proceeds from the Private Placement, the Company’s ability to secure a positive FID for the Phase-2 Matawinie Mine, the Company’s ability to execute the amended and restated warrant certificates in respect of each of the CGF Warrants and the IQ Warrants, the Company’s ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, the ability of all contractors and suppliers of the Company to deliver in accordance with their commitment, the receipt of all necessary regulatory approvals and stock exchange approvals including the Company’s ability to obtain final approval from the TSX and the NYSE, as applicable, the expected closing date of the Private Placements and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability of the Company to complete the Private Placements on the terms described herein or at all, the ability of the Company to satisfy all of the closing conditions on the Private Placements, the ability of the Company to receive all necessary regulatory and stock exchange approvals, the Company’s ability to execute the amended and restated warrant certificates in respect of each of the CGF Warrants and the IQ Warrants, the Company’s ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, failure to satisfy all closing conditions for the Private Placements, failure to execute the amended and restated warrant certificates in respect of each of the CGF Warrants and the IQ Warrants, failure to obtain necessary regulatory or stock exchange approvals, and delays in completing the Private Placements, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.